SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**
For the fiscal year ended December 31, 2001.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For transition period from __________ to __________.

Commission file number **- 0-25280**

B. Full title of the plan and address of the plan if different from that of the issuer named below:

THE EQUITABLE INVESTMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA

25 Avenue Matignon, 75008, Paris, France

THE EQUITABLE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

TABLE OF CONTENTS

* All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because there is no information to report.

** Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2001.

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

The Officers Committee on Benefit Plans
The Equitable Life Assurance Society
of the United States

We have audited the accompanying statements of net assets available for benefits of The Equitable Investment Plan for Employees, Managers and Agents (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

New York, New York
June 12, 2002

THE EQUITABLE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments		
Separate account funds	$ 359,616,858	$ 453,755,288
Guaranteed investment contracts	561,747,626	532,316,646
Common stocks	47,359,153	55,298,150
Mutual funds	151,405,938	161,597,031
Short-term investments	58,521,577	78,516,153
Loans due from participants	19,507,287	21,183,949
Total investments	1,198,158,439	1,302,667,217
Cash	26,632	26,461
Receivables:		
Trade	-	3,991,259
Accrued interest	294,241	166,776
Total assets	1,198,479,312	1,306,851,713
LIABILITIES:		
Accrued expenses	136,799	126,560
Trade payables	303,950	1,164,681
Total liabilities	440,749	1,291,241
NET ASSETS AVAILABLE FOR BENEFITS	**$1,198,038,563**	**$1,305,560,472**

See notes to financial statements.

THE EQUITABLE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INVESTMENT ACTIVITIES:		
Investment income	$ 41,138,632	$ 45,752,041
Management fees	(1,105,648)	(1,334,129)
Net investment income	40,032,984	44,417,912
Net depreciation in fair value of investments	(142,259,440)	(63,173,064)
Net (decrease) in assets resulting from investment activities	(102,226,456)	(18,755,152)
CONTRIBUTIONS:		
Participants	44,864,552	41,825,519
Employer	19,638,904	23,491,542
Total contributions	64,503,456	65,317,061
EXPENSES	(1,169,579)	(767,349)
WITHDRAWALS	(68,629,330)	(107,930,056)
Net (decrease)	(107,521,909)	(62,135,496)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,305,560,472	1,367,695,968
End of year	**$1,198,038,563**	**$1,305,560,472**

See notes to financial statements.

THE EQUITABLE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of The Equitable Investment Plan for Employees, Managers and Agents (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document which is the controlling document governing the provisions under the Plan, for more complete information.

General - The Plan is a defined contribution plan with a 401(K) option and covers employees, managers and agents ("participants") of The Equitable Life Assurance Society of the United States and certain subsidiaries ("Equitable"), who have attained age twenty-one and who have completed one year of employment. The effective date of the Plan was July 1, 1969. The Plan is a trusteed plan funded by investments in guaranteed investment contracts, separate accounts, common stocks, mutual funds, and various short-term investments. Participants may elect to invest in any of the thirteen investment funds provided under the Plan, with loans to participants being viewed as invested in a loan fund. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions - The Plan provides that a participant's contribution must be at least 2% but may not be more than 15% of his or her annual salary. The maximum contribution percentage is subject to reduction to meet certain tests prescribed by Internal Revenue Code 1986 (the "Code"), as amended.

Equitable matches the participant's contribution on a dollar for dollar basis, up to 2 1/2% of the participant's salary. Under the Code, the maximum annual additions (participant contributions and employer contributions) cannot be greater than the lesser of $35,000 or 25% of a participant's actual compensation. There is also a limit determined on a yearly basis, regarding the maximum pre-tax contributions a participant can contribute to the Plan. For 2001 and 2000, the amount were $10,500.

In 1993, a profit sharing enhancement was added to the Plan solely for participants who are employees, managers and agents of Equitable, excluding subsidiaries. Each year at the Equitable's sole discretion, after earnings are determined, a contribution may be made for .50% up to a maximum of 3.5% of each participant's compensation, for every $25 million of insurance pre-tax earnings over a targeted amount.

1. DESCRIPTION OF THE PLAN (continued)

Participant Accounts - Each participant's account is credited with the participant's contributions and Equitable's matching contributions, profit sharing enhancements and earnings on those contributions.

Vesting - Participant contributions, Equitable's matching contributions and profit sharing enhancements are fully vested immediately.

Payment of Benefits - The customary form of payment of benefits is a single sum cash payment. Other forms of payment include the annual minimum distribution option, fixed monthly installments, and the purchase of an annuity.

Tax Status - The Plan obtained its last determination letter in 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is currently designed and operated in compliance in all material respects with the applicable requirements of the Code. Therefore, Equitable believed that the Plan was qualified and the related trust was tax-exempt as of the Plan's financial statement date.

Loans - A loan provision permits participants to borrow from their account balances. Interest rates are established quarterly at the prime rate, plus two percentage points, with repayment periods ranging from one to five years.

Expenses - Certain administrative costs of the Plan, are paid by the Plan. These costs are allocated to each fund based upon the percentage of the fund's asset value to the Plan's total asset value.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments - The Plan's investment in separate account funds is presented at the Plan's pro-rata share of the separate accounts' fair market value. Investment contracts representing fully benefit responsive investment contracts are presented at contract value. The Plan's investments in common stocks, U.S. treasury notes, and mutual funds are presented at fair market value. Investments in short-term investments are presented at amortized cost which approximates fair value. Loans due from participants are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PLAN TERMINATION

Although the Plan is intended to be permanent, Equitable reserves the right of termination subject to the provisions of ERISA and the Code. In the event of a termination of the Plan, assets will be distributed to participants in accordance with the provisions of the Plan document.

4. PARTY-IN-INTEREST TRANSACTIONS

As Equitable is an investment manager, some investment management transactions are with a known party-in-interest as defined by ERISA Section 3(14). Equitable provides certain administrative services to the Plan, for which it may be reimbursed for direct expenses permitted under ERISA.

5. INVESTMENTS

The Plan's assets are primarily invested in separate accounts, guaranteed investment contracts, common stocks, mutual funds and short-term investments. The following table sets forth the costs and fair values of the assets invested in Equitable's separate accounts, common stocks, mutual funds and short-term investments:

	2001		2000	
	Cost	Fair Value	Cost	Fair Value
No. 3 (Mid Cap Growth Stock Account)	$ 51,986,468	$ 50,234,525	$ 66,987,086	$ 61,690,060
No. 4 (Growth Stock Account)	216,550,172	223,070,754	219,281,932	286,512,738
No. 24 (International Fund)	26,721,348	27,175,086	36,653,859	35,618,755
No. 31 (Real Estate Fund)	13,594,338	14,436,487	22,285,020	24,146,622
No. 36 (Equitrak-Equity Index Account)	45,021,692	44,700,006	48,951,881	45,787,113
Separate Account Funds	$353,874,018	$359,616,858	$394,159,778	$453,755,288
Equitable Stock Fund	$ -	$ -	$ 1,124,838	$ 1,639,922
AXA ADR Fund	58,630,348	47,359,153	51,034,229	53,658,228
Common Stocks	$ 58,630,348	$ 47,359,153	$ 52,159,067	$ 55,298,150
Eq/Alliance Growth Portfolio	$ 56,876,289	$ 39,273,222	$ 57,321,684	$ 48,979,001
Eq/Alliance Technology Port	26,127,731	25,285,873	25,866,567	21,324,559
T Rowe Price Equity Income	18,155,095	18,003,844	6,570,608	6,657,324
Warburg Pincus Sm Comp Growth	16,982,806	18,114,413	6,666,025	7,196,254
MFS Emerging Growth	66,119,171	45,842,890	82,936,317	72,491,565
Bankers Trust International	5,504,493	4,885,696	5,190,546	4,948,328
Mutual Funds	$189,765,585	$151,405,938	$184,551,747	$161,597,031
Short-Term Investments	$ 58,521,577	$ 58,521,577	$ 78,516,153	$ 78,516,153

The Plan's participation percentage in each separate account as of December 31, is as follows:

	2001	2000
No. 3 (Mid Cap Growth Stock Account)	61.0%	56.5%
No. 4 (Growth Stock Account)	24.9%	23.5%
No. 24 (International Fund)	26.7%	25.9%
No. 31 (Real Estate Fund)	80.5%	85.4%
No. 36 (Equitrak-Equity Index Account)	59.4%	45.6%

5. INVESTMENTS (continued)

The following presents investments that represent five percent or more of the Plan's net assets.

		2001		2000
Separate Accounts:				
No. 4 (Growth Stock Account)	$	223,070,754	$	286,512,738
Guaranteed Investment Contracts:				
Alliance Capital		83,997,627		78,774,809
Sanford Bernstein		84,529,923		79,441,892
Mutual Funds:				
MFS Emerging Growth		-		72,491,565

During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year depreciated in value by $(142,259,440) and $(63,173,064) respectively, as follows:

	Year ended December 31,			
		2001		2000
Changes in Fair Value as Determined by Quoted Market Price				
Separate Account Funds	$	(69,491,663)	$	(71,656,684)
Common Stocks		(26,427,206)		47,746,425
Mutual Funds		(46,340,571)		(39,262,805)
Total	$	(142,259,440)	$	(63,173,064)

5. INVESTMENTS (continued)

Investment contracts are summarized as follows:

Investment Contracts	Effective Date	Average Yield	Contract Rate	Contract Value	Fair Value
Guaranteed Insurance Contracts:					
Alliance Capital ADA00098TR (S)	04/14/94	6.41%	6.41%	$83,997,627	$86,756,330
Allstate #6118	09/29/98	5.35%	5.35%	7,062,246	7,230,671
Allstate #6158	04/23/99	6.10%	6.10%	19,873,260	20,778,012
CDC BRIC #410-01	06/24/99	6.80%	6.80%	20,000,000	21,213,341
GE Life & Annuity #2981	03/18/97	7.06%	7.06%	27,660,552	27,997,319
GE Life & Annuity #3122	03/31/98	6.23%	6.23%	20,003,312	20,711,794
GE Life & Annuity #3378	12/16/99	7.33%	7.33%	15,005,815	16,166,048
John Hancock GA #14556	04/23/99	4.26%	4.26%	20,139,927	20,938,047
Metropolitan Life GAC#24886	03/31/98	6.14%	6.14%	10,457,480	10,860,727
Metropolitan Life GAC#25704	11/01/00	7.07%	7.07%	10,526,189	11,162,827
Metropolitan Life GAC#25879	04/03/01	5.45%	5.45%	26,004,668	26,872,295
Metropolitan Life GAC#25737	12/11/00	6.68%	6.68%	15,494,274	16,234,171
Monumental Life UDA00006FR	12/16/99	7.31%	7.31%	10,001,933	10,770,385
Monumental Life UDA00014FR	11/01/00	7.08%	7.08%	10,348,916	11,052,150
New York Life #30751	09/16/97	6.52%	6.52%	17,005,215	17,524,377
New York Life #30595 -002	04/03/01	5.30%	5.30%	35,467,562	36,558,174
NYL GA #31339	10/19/01	4.47%	4.47%	20,181,249	19,997,508
NYL GIC #30595-003	10/17/01	4.26%	4.26%	10,086,367	10,030,141
Prudential GA#7816-213	06/24/99	7.04%	7.04%	20,701,672	22,050,821
Sanford Bernstein (S)	04/14/94	6.30%	6.30%	84,529,923	86,531,109
Security Life Denver FA-0550	06/10/97	7.00%	7.00%	40,688,250	41,195,287
State Street Bank & Trust (S)	07/14/98	6.37%	7.00%	15,917,613	16,589,166
Travelers Insurance Co #18048	07/02/01	6.11%	6.11%	20,593,576	21,411,826
Total				$561,747,626	$580,632,526

THE EQUITABLE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Part IV, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001

DESCRIPTION	COST	FAIR VALUE	UNREALIZED APPRECIATION (DEPRECIATION)
Assets held and invested by The Equitable Life Assurance Society of the United States under Group Annuity Contract No. 87:			
Separate Accounts:			
No. 3 (Mid Cap Growth Stock Account)	$ 51,986,468	$ 50,234,525	$ (1,751,943)
No. 4 (Growth Stock Account)	216,550,172	223,070,754	6,520,582
No. 24 (International Fund)	26,721,348	14,436,487	(12,284,861)
No. 31 (Real Estate)	13,594,338	27,175,086	13,580,748
No. 36 (Equitrak-Equity Index Account)	45,021,692	44,700,006	(321,686)
Total	$353,874,018	$359,616,858	$ 5,742,840
Guaranteed Investment Contracts*:			
Alliance Capital ADA00098TR (S)	$ 69,090,836	$ 83,997,627	
Allstate #5042	7,000,000	7,062,246	
Allstate #6158	19,000,000	19,873,260	
CDC BRIC #410-01	20,000,000	20,000,000	
GE Life & Annuity #2981	20,000,000	27,660,552	
GE Life & Annuity #3122	20,000,000	20,003,312	
GE Life & Annuity #3378	15,000,000	15,005,815	
John Hancock GA #14556	20,000,000	20,139,927	
Metropolitan Life GAC#24886	10,000,000	10,457,480	
Metropolitan Life GAC#25704	10,000,000	10,526,189	
Metropolitan Life GAC#25879	25,000,000	26,004,668	
Metropolitan Life GAC#25737	15,000,000	15,494,274	
Monumental Life UDA00006FR	10,000,000	10,001,933	
Monumental Life UDA00014FR	10,000,000	10,348,916	
New York Life #30751	13,000,000	17,005,215	
New York Life #30595 -002	35,000,000	35,467,562	
NYL GA #31339	20,000,000	20,181,249	
NYL GIC #30595-003	10,000,000	10,086,367	
Prudential GA#7816-213	20,000,000	20,701,672	
Sanford Bernstein (S)	70,440,044	84,529,923	
Security Life Denver FA-0550	30,000,000	40,688,250	
State Street Bank & Trust (S)	19,530,771	15,917,613	
Travelers Insurance Co #18048	20,000,000	20,593,576	
Total	$508,061,651	$561,747,626	

* Guaranteed Investment Contracts are reported at contract value, rather than fair value

DESCRIPTION	COST	FAIR VALUE	UNREALIZED APPRECIATION (DEPRECIATION)
Common Stock:			
AXA (American Depository Receipts) 2,253,052 shares	$ 58,630,348	$ 47,359,153	$(11,271,195)

THE EQUITABLE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS
Employer ID # 13-5570651, Plan #005

SCHEDULE H, Part IV, Line 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR) - Continued
DECEMBER 31, 2001

DESCRIPTION	COST	FAIR VALUE	UNREALIZED APPRECIATION (DEPRECIATION)
Mutual Funds:			
Eq/Alliance Growth Portfolio	$ 56,876,289	$ 39,273,222	$ (17,603,067)
Eq/Alliance Technology Portfol:	26,127,731	25,285,873	(841,858)
T Rowe Price Equity Income	18,155,095	18,003,844	(151,251)
Warburg Pincus Sm Comp Growth	16,982,806	18,114,413	1,131,607
MFS Emerging Growth	66,119,171	45,842,890	(20,276,281)
Bankers Trust International	5,504,493	4,885,696	(618,797)
Total	$ 189,765,585	$ 151,405,938	$ (38,359,647)
Short-Term Investments			
Chase Bank Domestic Liquidity Fun	$ 58,521,577	$ 58,521,577	-
Total Short-Term Investments:	$ 58,521,577	$ 58,521,577	-
Loans Due From Plan Participants:			
2,821 loans with interest rates ranging from 8.00% to 11.5% with maturities ranging from January, 1999 to December	19,507,287	19,507,287	-
TOTAL INVESTMENTS	$1,188,360,466	$1,198,158,439	$ 9,797,973

NOTE: The Plan values short-term investments at amortized cost which approximates ma:
investments are recorded at amortized cost and accordingly show no unrealized apprec

Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Officers Committee on Benefit Plans
of The Equitable Life Assurance Society of the United States

We consent to the incorporation by reference in the Registration Statement of The Equitable Life Assurance Society of the United States on Form S-8 (File No. 33-67424) of our report dated June 12, 2002, included in the Annual Report of The Equitable Investment Plan for Employees, Managers and Agents on Form 11-K for the year ended December 31, 2001.

Mitchell & Titus, LLP

New York, New York
June 28, 2002

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE EQUITABLE INVESTMENT PLAN
FOR EMPLOYEES, MANAGERS AND AGENTS
(Name of Plan)

Dated: June 28, 2002

Stanley Tulin
Vice Chairman and
Chief Financial Officer

Dated: June 28, 2002

Mary Beth Farrell
Executive Vice President, Finance